Volaris Reports August 2022 Traffic Results:

20% YoY demand growth with an 85% Load Factor

Mexico City, Mexico, September 5, 2022 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “The Company”), the ultra-low-cost airline serving Mexico, the United States, Central, and South America, reports its August 2022 preliminary traffic results.

In August 2022, Volaris’ capacity (measured in ASMs) increased 19.8% year-over-year, while demand (measured in RPMs) increased 20.0%; the result was a load factor of 84.9% (+0.1 pp). Volaris transported 2.7 million passengers during the month, a 20.1% increase compared to the same month of 2021. Demand in the domestic Mexican and international markets increased 18.7% and 23.4%, respectively. Year-to-date, Volaris’ demand increased 30.7% YoY, with load factor expanding 0.5 pp year-over-year, to 84.6%.

Commenting on August 2022 traffic figures, Volaris’ President and CEO Enrique Beltranena said: “Demand was strong in all our markets, and we have been able to maintain strong load factors while continuing to expand our network. We maintain our flexible network strategy and will continue stimulating our markets with low fares and adding new capacity based on the market demand.”

	Aug 2022	Aug 2021	Variance	YTD Aug 2022	YTD Aug 2021	Variance
RPMs (million, scheduled & charter)
Domestic	1,925	1,622	18.7%	14,003	10,926	28.2%
International	760	616	23.4%	5,385	3,910	37.7%
Total	2,684	2,238	20.0%	19,388	14,836	30.7%
ASMs (million, scheduled & charter)
Domestic	2,204	1,871	17.8%	16,048	12,734	26.0%
International	957	768	24.7%	6,865	4,897	40.2%
Total	3,162	2,639	19.8%	22,913	17,631	30.0%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	87.3%	86.7%	0.6 pp	87.3%	85.8%	1.5 pp
International	79.3%	80.2%	(0.9) pp	78.4%	79.8%	(1.4) pp
Total	84.9%	84.8%	0.1 pp	84.6%	84.1%	0.5 pp
Passengers (thousand, scheduled & charter)
Domestic	2,211	1,832	20.6%	16,223	12,244	32.5%
International	518	440	17.6%	3,789	2,820	34.4%
Total	2,729	2,273	20.1%	20,012	15,063	32.9%

Economic Jet Fuel Price (USD per gallon, preliminary)
Average	3.81	2.20	73.2%	3.85	2.11	82.5%

The information included in this report has not been audited, and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 196, and its fleet from 4 to 114 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, and Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit www.volaris.com.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com